

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Mr. George Paz
Chairman, President and Chief Executive Officer
Express Scripts, Inc.
One Express Way
St. Louis, MO  63121

**Re:     Express Scripts, Inc.**
**Form 10-K for the Year Ended December 31, 2010**
**Filed February 16, 2011**
**File No. 000-20199**

Dear Mr. Paz:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief